

Mail Stop 3720

January 28, 2016

Mr. James D. Miller
Vice President-Finance, Treasurer and Secretary
Barrett Business Services, Inc.
8100 N.E. Parkway Drive
Suite 200
Vancouver, WA 98662

> **Re: Barrett Business Services, Inc.**
> **Item 4.02 Form 8-K**
> **Filed November 9, 2015**
> **File No. 000-21886**

Dear Mr. Miller:

　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　Sincerely,

　　　　　　　　/s/ Robert S. Littlepage, for

　　　　　　　　Larry Spirgel
　　　　　　　　Assistant Director